UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

        (Check One):
        |_| Form 10-K       |_| Form 11-K     |_| Form 20-F     |X| Form 10-Q

        For Period Ended: September 30, 2007

     |_|  Transition Report on Form 10-K

     |_|  Transition Report on Form 20-F

     |_|  Transition Report on Form 11-K


     |_|  Transition Report on Form 10-Q

     |_|  Transition Report on Form N-SAR

        For the Transition Period Ended: ____________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:____________________



                                     PART I
                             REGISTRANT INFORMATION

                          Capital Southwest Corporation
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                             Full Name of Registrant

                                       N/A
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                            Former Name if Applicable

                          12900 Preston Road Suite 700
                                 Dallas TX 75230
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            Address of Principal Executive Office (Street and Number)

                                     PART II
                             RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE


     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Capital Southwest Corporation (the "Company") will delay the filing of its second quarter report on Form 10-Q, for the period ending September 30, 2007, pending a review of its deferred taxes on unrealized appreciation on investments and the related disclosures. The impact on current and prior period financial statements has not yet been determined.

     The Company and its audit committee have notified its independent auditors, Grant Thorton, LLC, of this matter and will work closely with them, as appropriate. The Company undertakes the responsibility to file such report no later than five days after its original date.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this Notification

Gary L. Martin                                       972-233-8242
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(Name)                                          (Area Code) (Telephone Number)
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(2)  Have all other periodic  reports  required under Section 13 or 15(d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

                         Capital Southwest Corporation

     Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 9, 2007                      By:   /s/ Gary L. Martin
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